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                                Form 3 Amendment

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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:           3235-014
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                    hours per response ..... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
          Komag, Incorporated                 Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              HMT Technology Corp. (HMTT)         (Month/Day/Year)
     (Last)     (First)     (Middle)          April 26, 2000             ----------------------------------     May 8, 2000
       1710 Automation Parkway             ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. I.R.S. Identification           Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    San Jose        CA         95131          Person, if an entity             Director     X    10% Owner      Applicable line)
--------------------------------------        (Voluntary) 94-2914864     -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                     4,569,299(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                     SEC 1473(3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


 FORM 3 (CONTINUED)


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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Option to purchase Common Stock   (2)      (3)           Common Stock   9,193,051(4) $25,341,564.38   D
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

Explanation of Responses:

(1) At least 3,980,244 shares of HMT Technology Corp ("HMT") Common Stock and 589,055 shares of HMT Common Stock subject to options exercisable within 60 days of May 3, 2000, are subject to Company Voting Agreements (the "Voting Agreement") dated as of April 26, 2000 which were entered into by Komag, Incorporated ("Komag") and certain stockholders of HMT as an inducement for Komag to enter into an Agreement and Plan of Reorganization dated April 26, 2000 among Komag, KHM, Inc., a Delaware corporation and wholly-owned subsidiary of Komag, and HMT (the "Merger Agreement"). Komag expressly disclaims beneficial ownership of any of the shares of HMT Common Stock, including shares of HMT Common Stock subject to options, covered by the Voting Agreements. Based on the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement), the aggregate number of shares of HMT Common Stock indicated represents approximately 9.9% of the outstanding HMT Common Stock.

(2) Also as an inducement for Komag to enter into the Merger Agreement, Komag and HMT entered into a Company Stock Option Agreement dated as of April 26, 2000 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, HMT granted Komag the Option, under certain conditions, to acquire up to 9,193,051 shares of HMT Common Stock which, based on the 46,196,238 shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement) represent 19.9% of the outstanding HMT Common Stock. Based upon the number of shares of HMT Common Stock outstanding as of April 24, 2000 (as represented by HMT in the Merger Agreement) plus the number of shares of HMT Common Stock subject to the Option, the shares of HMT Common Stock subject to the Option equal 16.6% of the outstanding shares of HMT Common Stock. HMT's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: if (a) (i) the Board of Directors of HMT or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Komag its recommendation in favor of the adoption of the Merger Agreement; (ii) HMT shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of HMT in favor of the adoption of the Merger Agreement; (iii) the Board of Directors of HMT fails to reaffirm its recommendation in favor of the adoption of the Merger Agreement within ten (10) business days after Komag requests in writing that such recommendation be reaffirmed at any time following the announcement of a Parent Acquisition Offer; (iv) the Board of Directors of HMT or any committee thereof shall have approved or recommended any Parent Acquisition Offer; (v) HMT shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Parent Acquisition Offer; (vi) a tender or exchange offer relating to securities of HMT constituting an Acquisition Proposal (as defined in the Merger Agreement) shall have been commenced by a person unaffiliated with Komag and HMT shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that HMT recommends rejection of such tender or exchange offer; or (vii) HMT shall have breached in any material respect the provisions of Section 5.4(a) of the Merger Agreement; or (b) the Merger Agreement is terminated by Komag or HMT, as applicable, pursuant to Section 7.1(b) or Section 7.1(d) of the Merger Agreement as a result of HMT's failure to obtain the required approvals of the stockholders of HMT and any of the following occur; (i) if after April 26, 2000 and prior to the termination of the Merger Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer (as defined in the Merger Agreement) and within the Applicable Period (as defined in the Merger Agreement) a Company Acquisition is consummated; or (ii) if after April 26, 2000 and prior to the termination of the Merger Agreement, a third party has publicly announced (and not publicly and irrevocably withdrawn) a Company Acquisition Offer and within the Applicable Period HMT enters into an agreement or letter of intent providing for a Company Acquisition.


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                                                                  SEC 1473(3-99)

    TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

(3) The Option will terminate upon the earliest of (i) the completion of the Merger, (ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(b) or 7.1(d) thereof, if no event causing the Termination Fee to become payable pursuant to Section 7.3(b)(ii) of the Merger Agreement has occurred, (iii) six (6) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(h) thereof, (iv) in the event the Merger Agreement has been terminated pursuant to Section 7.1(b) or 7.1(d) thereof and the Termination Fee became payable pursuant to Section 7.3(b)(ii) thereof, six (6) months after payment of the Termination Fee; and (v) the date on which the Merger Agreement is otherwise terminated; provided, however, that if the Option cannot be exercised by reason of any applicable government order, judgment or decree or because the waiting period related to the issuance of the shares subject to the Option under the HSR Act will not have expired or been terminated, then the Option will not terminate until the tenth
(10th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

(4) Komag expressly disclaims beneficial ownership of any of the shares of HMT Common Stock which are purchasable by Komag upon exercise of the Option until such time as Komag purchases any such shares of HMT Common Stock upon any such exercise.


                    /s/ EDWARD H. SIEGLER                        May 15, 2000
                    ------------------------------------         ---------------
                    **Signature of Reporting Person              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                  SEC 1473(3-99)